Exhibit 99.1

Vision Marine Technologies Appoints Pierre-Yves Terrisse to Board of Directors to Strengthen Financial and Strategic Expertise

Vision Marine Technologies Inc. (the “Company,” “Vision Marine,” “we,” “us,” “our”) (Nasdaq:VMAR), a pioneer in high-performance electric marine propulsion, today announced the appointment of Pierre-Yves Terrisse to its Board of Directors.

Mr. Terrisse has been a trusted advisor and strategic contributor to Vision Marine for the past three years, bringing invaluable financial insight and market expertise as the Company navigated its growth in the electric marine sector. With over 25 years of experience in capital markets, financial analysis, and corporate development, his deep knowledge of the technology and industrial sectors has already played a key role in shaping Vision Marine’s strategy. His formal appointment to the Board underscores the essential role he has played and will continue to play in guiding the Company’s evolution and expansion.

Throughout his career, Mr. Terrisse has held senior leadership roles in investment banking, institutional equity sales, and corporate strategy, advising both public and private companies on financing, mergers and acquisitions, and market positioning. Pierre-Yves serves as Vice President of Corporate Development at NanoXplore, overseeing investor relations, M&A opportunities, and strategic growth initiatives. His prior experience includes key positions at Industrial Alliance Capital Markets, Ventum (formerly Echelon Wealth Partners), and Dundee Securities, where he helped structure major financing deals and develop corporate growth strategies.

“Pierre-Yves has been an integral part of our journey over the past three years, providing strategic financial guidance and helping us navigate key milestones,” said Alex Mongeon, CEO of Vision Marine. “His deep expertise and leadership have already made a significant impact on our progress, and his presence on our Board is a natural and necessary step as we continue to evolve and expand our market presence.”

“Vision Marine is driving a fundamental shift in the marine industry, and I am honored to be officially joining the Board at such a transformative time,” said Pierre-Yves Terrisse. “Having worked alongside the Company for several years, I have seen firsthand its potential, and I am excited to help shape its next phase of growth and innovation.”

The addition of Mr. Terrisse to the Board reaffirms Vision Marine’s commitment to leveraging top-tier financial and strategic expertise as the Company continues to accelerate the adoption of its industry-leading E-Motion™ electric propulsion system and reinforce its leadership in sustainable marine technology.

For more information, please visit www.visionmarinetechnologies.com.

About Vision Marine Technologies Inc.
Vision Marine Technologies, Inc. (NASDAQ:VMAR) is driving the shift to sustainable, electric-powered recreational boating with its E-Motion™ outboard powertrain system. Combining advanced battery technology, high-efficiency motors, proprietary software, and innovative assembly techniques, Vision Marine delivers efficient and high-performing solutions for the marine industry.

Forward-Looking Statement
This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and other factors that may cause actual results to differ materially. For a detailed discussion of these risks, refer to Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2024, and other periodic filings with the SEC. Vision Marine does not undertake any obligation to update or revise forward-looking statements other than as required by law.

Investor and Company Contact:

Vision Marine Technologies
Bruce Nurse
(303) 919-2913
bn@v-mti.com

Website: visionmarinetechnologies.com
Twitter: @marine_vision
Facebook: @VisionMarineTechnologies
Instagram: @visionmarine.technologies
YouTube: @VisionMarineTechnologies

Contact Information

Bruce Nurse
Investor Relations
bn@v-mti.com
303-919-2913